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                                                                   Exhibit 12(a)



                              XEROX CREDIT CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                   (In Millions)

                           Three Months Ended
                                March 31,        Year Ended December 31,
                             2002     2001*      2001  2000* 1999  1998
                                    Restated
                                     Note 2

Income before income taxes  $ 49     $ 47        $ 91  $137  $180  $137
                            ----     ----        ----  ----  ----  ----
Fixed Charges:
   Interest expense

     Xerox debt                -       13           -    13    32    23
     Other debt               34       63         298   279   211   217
                            ----     ----        ----  ----  ----  ----
       Total fixed charges    34       76         298   292   243   240
                            ----     ----        ----  ----  ----  ----
Earnings available for
  fixed charges             $ 83     $123        $389  $429  $423  $377
                            ====     ====        ====  ====  ====  ====
Ratio of earnings to
  fixed charges (1)         2.44     1.62        1.31  1.47  1.74  1.57


(1) The ratio of earnings to fixed charges has been computed by dividing total earnings available for fixed charges by total fixed charges.

* As restated, see Note 2.